Arotech Corporation

1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Tel: (800) 281-0356 Fax: (734) 761-5368
http://www.arotech.com
Nasdaq National Market: ARTX
Writer’s direct dial: 2-990-6623
Writer’s direct fax: 2-990-6688
Writer’s e-mail: yaakovh@arotech.com

Yaakov Har-Oz Senior Vice President and General Counsel _______ Admitted in New York and Israel

July 27, 2006
(re-transmitted on July 28, 2006)

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief

Re:        Arotech Corporation
Registration Statement on Form S-1
Filed July 25, 2006
File No. 333-133697

Dear Mr. Mancuso:

This letter sets forth the responses of Arotech Corporation (“we” or “Arotech”) to the comment contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated July 27, 2006 and addressed to Thomas J. Paup, with respect to the filing by Arotech of the above-referenced registration statement on July 25, 2006.

For the convenience of the Staff, we have quoted the Comment Letter in italics below, after which our responses appear in regular roman typeface.

RESPONSES TO COMMENT LETTER

Selling Shareholders, Page 27

1.
We note that in this amendment you have increased the number of shares in the fee table on a split-adjusted basis. Please explain to us why you are increasing the number of shares, including when the additional shares were issued to the selling stockholders.

The Company hereby advises the Staff on a supplemental basis that since May 1, 2006, the date of the initial filing of the Registration Statement, the Company has not issued to the selling stockholders any additional shares of common stock or any additional convertible securities that are covered by the Registration Statement The reason for the increase in the number of shares included in the registration statement is the result of a decrease in the share price of the Company’s common stock since the date of the initial filing of the Registration Statement. On the date of the initial filing, the Company’s share price was $5.74 per share (on a post split basis) and the Company’s share price on the date of the filing of Amendment No. 1 was $2.97 per share. As a result of the decrease in the per share purchase price, the number of shares issuable to the selling stockholders since the date of the initial filing has increased. In addition, in order to protect against a possible decrease in the price of the Company’s common stock following the effectiveness of the Registration Statement, the Company has registered an additional number of shares that may be issuable if such decrease does occur. As a result, the number of shares included in Amendment No. 1 is higher than the number of shares included in the initial filing.

2.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company hereby respectfully advises the Staff that is has determined that the transaction being registered is a “secondary” offering appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

(i)
The shares of common stock being registered are issuable to the selling stockholders upon the conversion of the convertible notes pursuant to the terms of the notes or upon exercise of the warrants, each as described in the Registration Statement.

(ii)
Pursuant to Rule 415(a)(1)(i), the securities which are to be offered or sold are being offered and sold solely by or on behalf of persons other the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In the event that Rule 415(a)(1)(i) imposes a limitation on the percentage of the Company’s outstanding stock that may be registered for resale, the Company does not believe that the percentage of the Company’s outstanding common stock that is being registered for resale under the Registration Statement should prevent the Company from relying on Rule 415(a)(1)(i). The SEC has stated in Section H. Form S-3, #20, of the Telephone Interpretations from July 1997 that

“[T]he Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

Our case is entirely consistent with the Staff's view in the above quoted Telephone Interpretation. In our case, the Registration Statement covers only 51.5% of our outstanding common stock. Moreover, there are no facts in our case that indicate any of the selling stockholders is acting as a underwriter. For example, the selling stockholders all acquired the subject securities for investment purposes without a view toward resale or distribution. Indeed, most (if not all) of the selling stockholders cannot even be said to be deemed affiliates. Only one selling stockholder owns enough stock to possibly be considered an affiliate. Even considering that one selling stockholder, we believe none of the selling stockholders are affiliates because none of them is an officer or has any board or other control positions or relationship with the Registrant. Affiliate status alone is not proscribed by Rule 415(a)(1)(i). For the foregoing reasons, we believe that the subject offering is truly a secondary offering, and not a primary offering by the Company.

If you need any additional information after reviewing the above, you can contact me at 011-972-2-990-6623, or on my cellular phone at 011-972-54-646-4808. You may also contact our outside counsel, Steven M. Skolnick, who can be reached at 1-973-597-2476 or on his cellular phone at 1-973-868-0630, and you may contact our Chief Financial Officer, Thomas J. Paup, who can be reached at 1-734-761-5836 or on his cellular phone at 1-334-559-2670, if you require more specifics regarding the Sarbanes-Oxley 404 Compliance process and status.

                                                Sincerely,

                                                Yaakov Har-Oz
                                                Senior Vice President and General Counsel

cc:       Robert S. Ehrlich
    Thomas J. Paup
    Steven M. Skolnick, Esq.